CANARY WHARF
GROUP PLC

82-4997

JRG/AM/2640
09 July 2003



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to directors' interests.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

J R Garwood
Group Company Secretary

dlw 7/16

RNS Number:1366N
Canary Wharf Group PLC
03 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

CANARY WHARF GROUP plc

2. Name of director(s)

(i) A. Peter Anderson and (ii) George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As beneficiaries under an Employee Trust established for the benefit of all employees participating in the Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Capita IRG Trustees Limited re. Canary Wharf AESOP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired

(i) 144
(ii) 144

by the named directors

8. Percentage of issued class£

i. 0.000025%
ii. 0.000025%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 1 pence each

12. Price per share

£2.60

13. Date of transaction

1 July 2003

14. Date company informed

2 July 2003

15. Total holding following this notification

i. A. Peter Anderson 5,659
ii. George Iacobescu 806,064*

16. Total percentage holding of issued class following this notification £

i. A. Peter Anderson : 0.00097%
ii. George Iacobescu: 0.13779% *

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

£ Based on issued share capital of 585,008,225 shares of 1 pence each as at 1 July 2003.

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries

Anna Marie Holland - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification

John Garwood

Company Secretary

Date of Notification

3 July 2003

This information is provided by RNS

The company news service from the London Stock Exchange

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For more information and to contact AFX: www.afxnews.com and www.afxpress.com

Canary Wharf Group - Director Shareholding

RNS Number:3086N
Canary Wharf Group PLC
08 July 2003

Notification of Director's Interests

On 7 July 2003, Canary Wharf Group plc was notified by Paul Reichmann as follows:

"1. Paul Reichmann ("PR"), being a director of the Company, hereby gives notice to the Company, pursuant to the paragraphs 16.13(b) and 16.17 of the Listing Rules of the UK Listing Authority, of the event referred to in the paragraph 2 below. This notice is given in fulfilment of, and for the express purpose of discharging, the obligation imposed on him by the said paragraphs.

2. With effect from 25 July 2002 RF Finance Limited ("RF Finance"), a company directly or indirectly controlled by RBC Trustees (Guernsey) Limited the trustee of the LMR Family Trust (the "Trust"), entered into a financing transaction by way of an equity swap with Dresdner Bank A.G. ("Dresdner") involving a contract to sell 15,000,000 ordinary shares of 1 pence in the Company to Dresdner whilst remaining interested in the same amount of shares of the Company. The price paid to RF Finance for the shares was £3.82 per share gross. Of the £3.82 per share gross raised pursuant to this financing, a net amount of approximately £1.54 per share remains outstanding.

3. As PR is a discretionary beneficiary of the Trust it is a connected person to PR for the purposes of section 346 of the Companies Act 1985 (the "Act").

4. RF Finance were, at 25 July 2002, interested and remain interested in the 15,000,000* ordinary shares of 1 pence each in the capital of the Company for the purposes of Section 198 of the Act.

5. For the avoidance of doubt, this is a technical notification and does not represent a new transaction."

Following notification the number of shares in which Paul Reichmann is interested remains unchanged at 45,221,082 representing 7.73% of the issued share capital of the Company.

*Note: As at 8 July 2003 the Company had an issued ordinary share capital of 585,008,225. 15,000,000 shares therefore represents 2.56% of the issued share capital of the Company.

Dated 8 July 2003

Company official making Announcement:

John Garwood

Group Company Secretary

Canary Wharf Group plc

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